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Exhibit 3.142

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF STONEHILL SQUARE LLC

        This LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made as of August 23, 2007, by Kimball Hill, Inc., in its capacity as the sole member of the Company (the "Member"), on the following terms and conditions.

        1.    Formation.    The Member has formed a limited liability company pursuant to and in accordance with the Illinois Limited Liability Company Act (the "Act") and hereby declares the following to be the Operating Agreement of such limited liability company.

        2.    Name.    The name of the limited liability company is: Stonehill Square LLC (the "Company").

        3.    Purpose and Powers.    The purpose of the Company is to engage in the transaction of any or all lawful businesses for which limited liability companies may be formed under the Act.

        4.    Registered Agent and Registered Office.    The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois is CT Corporation, 208 S. LaSalle Street, Suite 814, Chicago, Illinois 60604, or such other registered agent or such other office as the Member may designate from time to time in accordance with the provisions of the Act.

        5.    Admission.    The Member is admitted as a member of the Company.

        6.    Capital Contributions.    The Member shall make such capital contributions to the Company as it shall decide from time to time.

        7.    Profit and Loss.    All items of income, gain, loss and deduction of the Company for financial accounting and tax purposes shall be allocated 100% to the Member.

        8.    Distribution.    The Member may, in its sole discretion, cause the Company to distribute any cash held by it which is not reasonably necessary for the operation of the Company.

        9.    Management.    The Company shall be managed exclusively by the Member. The Member shall have all powers necessary, useful or appropriate for the management and conduct of the Company's business. All instruments, contracts, agreements and documents of the Company shall be valid and binding on the Company if executed by the Member. The Member is authorized to appoint or employ such persons as they deem appropriate to act as officers and/or authorized representatives of the Company.

        10.    Assignment.    The Member may assign all or any part of its limited liability company interest.

        11.    Dissolution.    The Company shall dissolve, and its affairs shall be wound up, upon the earliest occur of (a) the written consent of the Member, or (b) an event of dissolution of the Company under the Act,

        12.    Limited Liability.    The Member shall not have any liability for the obligations of the Company.

        13.    Amendment.    This Agreement may be amended only in a writing signed by the Member.

        14.    Governing Law.    This Agreement shall be governed by and construed under the laws of the State of Illinois.

        15.    Severability.    Every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is legal or invalid for any reason whatsoever, such illegality or invalidity shall not effect the legality or validity of the remainder of the Agreement.

        IN WITNESS WHEREOF, the undersigned has caused this Operating Agreement to be executed as of the day and year first written above.

KIMBALL HILL, INC.
By:	/s/ HAL H. BARBER
Name: Hal H. Barber Title: Senior Vice President

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  Exhibit 3.142